September 30, 2013

Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549
Attention:	Jan Woo, Attorney-Advisor
Jeff Kauten, Attorney-Advisor

Re:     Network-1 Security Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-190719

Dear Mr. Woo:

On behalf of our client, Network-1 Security Solutions, Inc. (the "Company"), this letter is in response to the Staff's comment letter, dated September 12, 2013, and is submitted together with an amended registration statement (Amendment No. 1 to Form S-1) (the "Registration Statement") filed today with the SEC.  The following discussion in reference to the Registration Statement is in response to the Staff's letter of September 12, 2013 (the headings and numbered paragraphs correspond to the headings in the Staff's letter).

Selling Stockholders, page 32

1.
The Selling Stockholder table (pages 32-33) and footnote 8 (page 33) to the Selling Stockholder table have been revised to delete duplicative information and to list only those shares that are being offered by the selling stockholders.

2.
Footnote 4 to the Selling Stockholder table on page 33 is revised to include the names of persons who have sole or shared voting or investment power over the securities owned by Recognition Interface, LLC.

3.
Disclosure has been added as to how the selling stockholders acquired the securities being registered for resale in the section entitled “Description of Securities” on pages 57-58.  In addition, Item 15 of Part II has been revised to provide additional disclosure regarding the sale of unregistered securities in the last three years as required by Item 701 of Regulation S-K.

United States Securities and Exchange Commission
Attention:	Jeff Kauten, Attorney-Advisor
Jan Woo, Attorney-Advisor
September 30, 2013

Item 17, Undertakings, page II-5

The undertaking previously included in paragraph 4 has been deleted as not applicable to this resale registration statement and the undertakings have been revised to include the undertakings required by Item 512 of Regulation S-K that apply to this offering.

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth on page 2 of the Staff’s comment letter.

Please contact the undersigned at (212) 752-1000 with any comments or questions relating to the filing at your earliest convenience.

Sincerely,

/s/ Sam Schwartz
Sam Schwartz

cc:          Corey M. Horowitz,
Chairman and Chief Executive Officer